EXHIBIT 11
PG&E CORPORATION
COMPUTATION OF EARNINGS PER COMMON SHARE

	Three Months Ended
	March 31,
(in millions, except per share amounts)	2009	2008
Income Available for Common Shareholders	$241	$224
Less: distributed earnings to common shareholders	154	139
Undistributed earnings	$87	$85
Common shareholders earnings
Basic
Distributed earnings to common shareholders	$154	$139
Undistributed earnings allocated to common shareholders	83	81
Total common shareholders earnings, basic	$237	$220
Diluted
Distributed earnings to common shareholders	$154	$139
Undistributed earnings allocated to common shareholders	83	81
Total common shareholders earnings, diluted	$237	$220
Weighted average common shares outstanding, basic	364	355
9.50% Convertible Subordinated Notes	17	19
Weighted average common shares outstanding and participating securities, basic	381	374
Weighted average common shares outstanding, basic	364	355
Employee share-based compensation	2	1
Weighted average common shares outstanding, diluted	366	356
9.50% Convertible Subordinated Notes	17	19
Weighted average common shares outstanding and participating securities, diluted	383	375
Net earnings per common share, basic
Distributed earnings, basic (1)	$0.42	$0.39
Undistributed earnings, basic	0.23	0.23
Total	$0.65	$0.62
Net earnings per common share, diluted
Distributed earnings, diluted	$0.42	$0.39
Undistributed earnings, diluted	0.23	0.23
Total	$0.65	$0.62

(1) Distributed earnings, basic may differ from actual per share amounts paid as dividends, as the EPS computation under GAAP requires the use of the weighted average, rather than the actual number of, shares outstanding.